[redacted]TES
S[redacted]GE COMMISSION
20549

04001960

SEC MAIL RECEIVED PROCESSING
FEB 13 2004
158 SECTION
WASH., D.C.

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SEC FILE NUMBER
8-52712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

StreetEdge Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West 86th Street, Suite 1102
(No. and Street)

New York	New York	10024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry F. Willman — (212) 595-3525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2-25

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Barry F. Willman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StreetEdge Capital, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

DAVID M. ENGLANDER
Notary Public, State of New York
No. 41-4798112
Qualified in Queens County
Commission Expires December 31, 19 2005

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
StreetEdge Capital, Inc.

We have audited the accompanying statement of financial condition of StreetEdge Capital, Inc. (the "Company"), as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of StreetEdge Capital, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 30, 2004

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 15,699
Other assets	812
	$ 16,511
STOCKHOLDER'S EQUITY	
Common stock, $0.001 par value; 200 shares authorized; 1 share issued and outstanding	$ 1
Additional paid-in capital	17,858
Accumulated deficit	(1,348)
	$ 16,511

See notes to financial statements

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Statement of Operations
Year Ended December 31, 2003

Interest income	$ 124
Regulatory fees and expenses	15
Other expenses	32
	47
Net income	**$ 77**

See notes to financial statements

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2002	1	$ 1	$ 16,999	$ (1,425)	$ 15,575
Contributions			859		859
Net income				77	77
Balance - December 31, 2003	1	$ 1	$ 17,858	$ (1,348)	$ 16,511

See notes to financial statements

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 77
Adjustments to reconcile net income to cash used in operating activities:	
Changes in other assets	(812)
Net cash used in operating activities	(735)
Cash flows from financing activities:	
Capital contributions	859
Net increase in cash	124
Cash - beginning of year	15,575
Cash - end of year	$ 15,699

See notes to financial statements

Notes to Financial Statements
December 31, 2003

NOTE A - ORGANIZATION

StreetEdge Capital, Inc. (the "Company"), a wholly-owned subsidiary of StreetEdge, Inc. (the "Parent"), was incorporated on May 26, 2000 and is a Delaware corporation. As of December 22, 2000, the Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company does not carry accounts for customers or perform custodial functions related to securities. All customer transactions will be cleared through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt pursuant to paragraph K(2)(ii) from the Securities and Exchange Commission Rule 15c3-3.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company considers all highly liquid investments purchased with a time to maturity of three months or less to be cash equivalents. Cash balances at December 31, 2003 are deposited at one financial institution.

NOTE C - TAXES

The Company is included in the consolidated U.S. Federal income tax return of the Parent. In accordance with the Company Administrative Services Agreement (the "Agreement") (see Note E), the Parent pays all income taxes related to the Company.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $15,699, which was $10,699 in excess of its required net capital of $5,000.

Advances, dividend payments, and other equity withdrawals by the Company are restricted by the regulations of the SEC and other securities agencies unless proper approval has been obtained from the Company's designated regulatory organization.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into the Agreement with its Parent, whereby the Parent pays all expenses of the Company. For the year ended December 31, 2003, such expenses approximated $7,000.

Supplementary Information

STREETEDGE CAPITAL, INC.
(a wholly-owned subsidiary of StreetEdge Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2003

Stockholder's equity	$ 16,511
Nonallowable assets:	
Other assets	812
Net capital	$ 15,699
Minimum net capital requirement	$ 5,000
Excess of net capital	$ 10,699
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	$ -

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited December 31, 2003, Part II Focus Filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
StreetEdge Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplementary information of StreetEdge Capital, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.

- Recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

Our opinion recognizes that it is not practicable in a company the size of StreetEdge Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report in intended solely for the use of management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 30, 2004